Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Record-Breaking Third Quarter Revenues and Operating Results for 2016

Or Yehuda, Israel, November 14, 2016 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software, today announced its results for the third quarter of 2016 in accordance with International Financial Reporting Standards (IFRS).

Financial Highlights for the Third Quarter of 2016 (in accordance with IFRS)

•	Revenues for the third quarter ended September 30, 2016, increased 18% to $285.1 million, compared to $241.1 million in the same period last year.

•	Consolidated operating income for the third quarter ended September 30, 2016, increased 53% to $23.5 million, compared to $15.3 million in the same period last year.

•	Consolidated net income attributable to Formula’s shareholders for the third quarter ended September 30, 2016, increased 19% to $5.7 million, or $0.38 per fully diluted share, compared to $4.8 million, or $0.33 per fully diluted share, in the same period last year.

•	As of September 30, 2016, Formula held 50.0%, 48.9%, 47.3% and 50% of the outstanding ordinary shares of Matrix IT, Sapiens International Corporation N.V, Magic Software Enterprises Ltd. and TSG IT Advanced Systems, respectively.

Financial Highlights for Nine-Month Period Ended September 30, 2016 (in accordance with IFRS)

•	Consolidated revenues for the nine-month period ended September 30, 2016, increased 12% to $806.3 million, compared to $719.8 million in the same period last year.

•	Consolidated operating income for the nine-month period ended September 30, 2016, increased 19.5% to $65.6 million, compared to $54.9 million in the same period last year.

•	Consolidated net income attributable to Formula’s shareholders for the nine-month period ended September 30, 2016, increased 17% to $16.5 million, or $1.1 per fully diluted share, compared to $14.1 million, or $0.95 per fully diluted share, in the same period last year.

•	Consolidated cash, short-term and long-term investments in marketable securities, and bank deposits totaled approximately $260.3 million as of September 30, 2016.

•	Total consolidated equity as of September 30, 2016, was $754.3 million (representing 60% of the total balance sheet).

•	As of September 30, 2016, Formula was in compliance with all of its financial covenants.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are very pleased to report another quarter of excellent results across our entire portfolio. We saw strong double-digit growth and improved performance across all of Sapiens' offerings and territories this quarter, with revenues up over 20% to a record-breaking $56.5 million and non-GAAP operating profit reaching $7.3 million or 13% operating margin. Sapiens' growth is driven by strong demand from both existing and new customers. Sapiens remains committed to its recently increased 2016 revenue guidance of $211-$215 million, reflecting an annual growth rate of 18%-20%. Matrix’s Q3 revenues and operating profit reached an all-time high of approximately $168.4 million and $12.5 million, respectively. This growth came from all areas including its traditional business and its expansion into high-growth sectors including cyber, cloud, mobile, Big Data and digital solutions. Matrix is continuing to implement its strategic growth plan to remain at the forefront of technologies by expanding its US business with two US acquisitions that were made after the end of the third quarter. Magic reported record-breaking quarterly revenues of $54.5 million and Non-GAAP operating income of $7.7 million, reflecting 20% and 17% growth year over year, respectively. The growth of Magic from existing activities and acquisitions shows that the company is providing the software and services that enterprises need to succeed in today’s digital environment and we are encouraged by Magic’s ability to continue improving its performance and profitability. Magic reaffirmed its full-year revenue guidance of $195-$200 million, reflecting an annual growth rate of 11-13%.”

Transition to International Financial Reporting Standards (“IFRS”

In accordance with Formula’s May 2016 announcement that it will report its financial results under IFRS as of January 1, 2016 (date of adoption), the Company’s Consolidated Statements of Financial Position and Consolidated Statements of Profit or Loss for the third quarter and first nine-month period ended September 30, 2016 and the comparative periods of 2015 are also reported under IFRS.

The main difference between IFRS and US GAAP reporting, as it applies to the Company, relates to the consolidation of the results of operations of subsidiaries. Under US GAAP, companies are evaluated for consolidation purposes based on voting interests, to determine whether the reporting entity controls and therefore consolidates them. Under US GAAP, the majority voting interest holder of a company (i.e., ownership of more than 50% of the outstanding voting shares of an entity) consolidates that company. Upon transitioning to reporting based on IFRS, the Company consolidated the results of operations of Sapiens International Corporation N.V. and Magic Software Enterprises Ltd. over which it has effective control (“de facto control”), as required under IFRS. “De facto control” exists when the Company’s rights in such entities are sufficient to give it power to have the practical ability to direct the relevant activities of such entities even where it does not have more than 50% of the voting power therein. The Company believes that consolidating the results of operations of entities over which it has “de facto control” provides more consistency in accounting treatment and financial reporting over future periods, whether or not the Company's interest in these entities exceeds 50% (but provided that, and for as long as, it has “de facto control” over such entities). The concept of “de facto control” does not exist under US GAAP. The Company believes that this change provides shareholders with information that better reflects the Company's operations through the subsidiaries that it effectively controls.

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	Unaudited		Unaudited
Revenues	285,080	241,117	806,307	719,819
Cost of revenues	217,170	185,212	615,881	551,669

Gross profit	67,910	55,905	190,426	168,150
Research and development costs, net	5,717	3,931	15,447	11,213
Selling, general and administrative expenses	38,701	36,666	109,401	102,040

Operating income	23,492	15,308	65,578	54,897

Financial expenses, net	(3,733)	(36)	(8,285)	(7,372)

Income before taxes on income	19,759	15,272	57,293	47,525
Taxes on income	4,883	3,806	15,400	11,467

Income after taxes	14,876	11,466	41,893	36,058
Equity in gains of affiliated companies, net	599	5	791	5

Net income	15,475	11,471	42,684	36,063
Change in redeemable non-controlling interests	902	836	1,790	1,324
Net income attributable to non-controlling interests	8,840	5,830	24,394	20,648

Net income attributable to Formula's shareholders	5,733	4,805	16,500	14,091

Earnings per share (basic)	0.40	0.34	1.16	1.00
Earnings per share (diluted)	0.38	0.33	1.10	0.95

Number of shares used in computing earnings per share (basic)	14,231,627	14,088,780	14,195,915	14,053,154
Number of shares used in computing earnings per share (diluted)	15,514,378	14,551,255	15,494,645	14,597,176

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2016	2015
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	191,819	249,141
Marketable securities	50,567	31,605
Short-term deposits	2,577	2,688
Trade receivables	263,277	257,631
Other accounts receivable	47,047	43,112
Inventories	3,947	4,807
Total current assets	559,234	588,984

LONG-TERM INVESTMENTS:
Marketable securities	15,334	30,875
Deferred taxes	15,705	16,347
Investments in an affiliated company	26,604	-
Prepaid expenses and other assets	12,806	11,506
Total long-term investments	70,449	58,728

PROPERTY, PLANTS AND EQUIPMENT, NET	27,824	22,003

NET INTANGIBLE ASSETS AND GOODWILL	608,024	545,677

TOTAL ASSETS	1,265,531	1,215,392

CURRENT LIABILITIES:
Liabilities to banks and others financial institutions	71,774	59,082
Debentures	188	213
Trade payables	62,749	68,051
Deferred revenues	44,165	39,694
Employee and payroll accruals	78,377	76,653
Other accounts payable	38,698	41,676
Liability related to business combinations	8,922	2,866
Redeemable non-controlling interests	5,140	4,673
Total current liabilities	310,013	292,908

LONG-TERM LIABILITIES:
Liabilities to banks and others financial institutions	78,406	103,808
Other long-term liabilities	9,209	7,811
Debentures	59,019	57,128
Deferred taxes	29,307	22,667
Customer advances	4,443	4,396
Liability related to business combinations	3,828	3,434
Liabilities related to capital lease	100	494
Accrued severance pay, net	3,717	3,389
Redeemable non-controlling interests	13,225	9,513
Total long-term liabilities	201,254	212,640

EQUITY
Formula shareholders' equity	359,757	331,738
Non-controlling interests	394,507	378,106
Total equity	754,264	709,844

TOTAL LIABILITIES AND EQUITY	1,265,531	1,215,392

FORMULA SYSTEMS (1985) LTD.

STANDALONE FINANCIAL DATA HIGHLIGHTS

U.S. dollars in thousands

	September 30,	December 31,
	2016	2015
	(Unaudited)

Debentures	59,206	57,341

Other financial liabilities	47,000	52,623

Formula shareholders' equity	359,757	331,738

Cash, cash equivalents and short-term marketable securities	46,113	78,436

Fair market value of equity holdings in publicly traded subsidiaries	673,479	532,697